 Exhibit 99.1

 AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In U.S. dollars in thousands, except share and per share data)

As of June 30,
2019
(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,481
Cash under escrow account	2,541
Restricted cash	1
Accounts receivable, net	10,833
Notes receivable	218
Prepaid concession fees	847
Other current assets, net	43,675
Amount due from related parties	26
Total current assets	63,622
Property and equipment, net	13,942
Prepaid equipment costs	2,250
Long-term investments	45,546
Long-term deposits	1,223
Operating lease right-of-use assets	2,174
Other non-current assets	33
TOTAL ASSETS	128,790
Liabilities
Current liabilities:
Short-term loans	6,118
Accounts payable	33,414
Accrued expenses and other current liabilities	8,229
Deferred revenue	4,600
Income tax payable	11,261
Operating lease liabilities	984
Consideration received from buyer	29,133
Payable of earnout commitment	22,222
Total current liabilities	115,961
Non-current liabilities:
Long-term loan	2,695
Operating lease liabilities, non-current	1,056
Total liabilities	119,712

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET - CONTINUED

(In U.S. dollars in thousands, except share and per share data)

As of June 30,
2019
(Unaudited)
Equity

Ordinary shares ($0.001 par value; 900,000,000 shares authorized; 127,697,055 shares issued as of June 30, 2019)	128
Additional paid-in capital	284,794
Treasury stock (2,032,278 shares as of June 30, 2019)	(2,351)
Accumulated deficits	(267,236)
Accumulated other comprehensive income	31,378

Total AirNet Technology Inc.'s shareholders' equity	46,713

Non-controlling interests	(37,635)

Total equity	9,078

TOTAL LIABILITIES AND EQUITY	$128,790

AIRNET TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In U.S. dollars in thousands, except share and per share data)

Six months ended June 30, 2019
(Unaudited)

Revenues	$12,925
Business tax and other sales tax	(99)
Net revenues	12,826
Less: Cost of revenues	11,866
Gross profit	960

Operating expenses:
Selling and marketing	2,196
General and administrative	8,402
Total operating expenses	10,598
Loss from operations	(9,638)
Interest expense, net	(240)
Loss on long-term investments	(809)
Gain from liability settlement	6,572
Other expense, net	(1,303)

Loss from operations before income taxes	(5,418)
Income tax expenses	(38)
Net loss	(5,456)
Less: Net loss from operations attributable to non-controlling interests	(635)
Net loss from operations attributable to AirNet Technology Inc.'s shareholders	$(4,821)

Net loss	$(5,456)
Net loss attributable to AirNet Technology Inc.'s shareholders	$(4,821)

Net loss attributable to AirNet Technology Inc.’s shareholders per ordinary share
- Basic and diluted	$(0.04)

Net loss attributable to AirNet Technology Inc.’s shareholders per ADS
- Basic and diluted	$(0.38)

Weighted average ordinary shares used in calculating net loss per ordinary share
- Basic and diluted	125,664,777

Weighted average ADS used in calculating net loss per ADS
- Basic and diluted	12,566,478